EXHIBIT 99.1

Anfield Energy Receives Colorado DRMS Completeness Determination and Staff Recommendation for Approval of JD-8 Mine Permit; Board Hearing Set for October 14-15, 2026

VANCOUVER, British Columbia, Sept. 15, 2026 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (“Anfield” or the “Company”) (TSX.V: AEC; NASDAQ: AEC; FRANKFURT: 0AD) today announced that its operating subsidiary, Highbury Resources, Inc. (“Highbury”), has advanced Colorado state permitting for the JD-8 uranium and vanadium mine in Montrose County. By rationale dated August 24, 2026, the Colorado Division of Reclamation, Mining and Safety (“DRMS”) determined that Highbury’s Regular (112d) reclamation permit application (File No. M-2025-056) meets the requirements of the Colorado Mined Land Reclamation Act and the Mineral Rules and Regulations of the Colorado Mined Land Reclamation Board (the “Board” or “MLRB”) and recommended that the Board approve the application. A staff finding of completeness, together with a recommendation for approval, is a significant de-risking event. A formal public hearing is scheduled for the Board’s October 14–15, 2026 meeting in Denver.

DRMS is Colorado’s principal state authority for hard-rock mine reclamation permitting. A Division recommendation for approval moves JD-8 from staff-level review into a defined Board decision window — a significant milestone in Anfield’s Colorado West Slope / Monogram Mesa permitting program. The Board hearing is the final step in completing Anfield’s state permitting for JD-8.

Corey Dias, Anfield CEO, commented: “DRMS’s recommendation that the Board approve the JD-8 permit is a major permitting milestone. Colorado DRMS is the primary state authority for this mine-plan decision, and the October Board hearing puts us in a defined decision window. JD-8 is planned as Anfield’s second mine after Velvet-Wood, with a targeted restart by the end of Q2 2027, after which we intend to advance both JD-7 and Slick Rock. This is concrete progress toward domestic conventional production feeding our Shootaring-centered hub-and-spoke strategy.”

Permitting Path

This milestone follows a defined sequence of steps in the process:

  December 22, 2025 — DRMS issued an initial completeness determination on Highbury’s JD-8 restart application package, allowing the matter to advance through substantive review.
  April 29, 2026 — The 112d application under File No. M-2025-056 was filed with DRMS (as reflected in the Division’s September 10, 2026 hearing notice).
  August 24, 2026 — DRMS issued its rationale recommending that the Board approve the application.
  September 10, 2026 — DRMS announced a Formal Board Hearing during the Board’s October 14–15, 2026 meeting in Denver.

Updated Timeline and Hub-and-Spoke Strategy

Subject to Board approval and remaining operational readiness work, Anfield is targeting a restart of uranium and vanadium production at JD-8 by the end of the second quarter of 2027. This updated timeline reflects the remaining Board process, mobilization, and underground restart activities at a past-producing brownfield site. Velvet-Wood in Utah remains the Company’s first mine advancing toward production; JD-8, along with Slick Rock, are intended to be the next mines in Anfield’s hub-and-spoke model, with ore shipped to a permitted mill — supporting the Shootaring Canyon Mill in Utah, one of only three licensed, permitted, and constructed conventional uranium mills in the United States. No on-site processing or milling is proposed in the JD-8 application.

Upon completion of JD-8 state reclamation permitting, Anfield intends to focus on advancing additional Colorado mine permitting at both JD-7 (within the Monogram Mesa Mine Complex) and at Slick Rock.

Market and U.S. Policy Backdrop

Since Anfield’s April 8, 2026 JD-8 amendment announcement, uranium market conditions and U.S. nuclear-fuel policy have continued to strengthen. The uranium long-term contract price closed August 2026 at US$96.50 per pound, above its 2007 peak, while spot U₃O₈ has recently traded near US$90 per pound.

In the United States, policy support for domestic nuclear fuel has accelerated. The U.S. Department of Energy has advanced large-scale nuclear supply-chain financing, including US$17.5 billion in conditional American Nuclear Supply Chain loans to support new large reactors, and has continued implementation of domestic enrichment and fuel-cycle programs under the Defense Production Act. Additional recent developments include federal support for reactor restarts, expansion plans at the only commercial-scale U.S. enrichment plant, and continued administration emphasis on reducing reliance on foreign uranium as the ban on Russian uranium imports phases toward full effect in 2028. EIA data have also shown a rebound in U.S. uranium concentrate production.

Anfield believes this combination of stronger term and spot pricing and a more supportive U.S. nuclear-fuel policy environment reinforces the strategic value of advancing permitted, past-producing conventional mines that can feed a licensed U.S. mill.

About JD-8

The JD-8 Mine is located approximately 11 miles west of Naturita, Colorado, on approximately 28.3 acres within Department of Energy Uranium Leasing Program lease tracts. It is a past-producing conventional underground uranium and vanadium mine and a key asset within Anfield’s Monogram Mesa Mine Complex. Historic Cotter operations at JD-8 were suspended in 2006 due to market conditions.

Production Decision

The Company’s decision to advance development and permitting of the JD-8 uranium and vanadium mine is based on historical production data and analysis of available technical information, and not on a feasibility study of mineral reserves demonstrating economic and technical viability. As a result, there is increased uncertainty and a higher risk of economic or technical failure associated with that decision.

About Anfield

Anfield Energy is a uranium and vanadium development and near-term production company committed to becoming a significant supplier of energy-related fuels through sustainable, efficient growth of its U.S.-based assets. The Company’s flagship asset is the Shootaring Canyon Mill in Utah, one of only three licensed, permitted, and constructed conventional uranium mills in the country. Anfield’s portfolio includes the advanced Velvet-Wood project (Utah) and other conventional uranium-vanadium assets in Utah, Colorado, Arizona, and New Mexico. All of Anfield’s assets are located in the United States, positioning the Company to help meet America’s growing nuclear fuel needs. The U.S. consumes nearly 50 million pounds of uranium annually yet produces only a small fraction domestically.

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Oﬃcer

Contact:
Anﬁeld Energy, Inc.
Corporate Communications
604-669-5762
contact@anﬁeldenergy.com
www.anﬁeldenergy.com

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This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identiﬁed by the use of terminology such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” (including negative variations). Forward-looking statements in this release include, but are not limited to, statements regarding the completion of construction of the Velvet-Wood water treatment plan and installation of the dewatering pump; the commencement of treated water discharge; the expected timeframe for dewatering; and statements regarding ongoing rehabilitation work at Velvet-Wood. Forward-looking statements are based on the Company’s current beliefs and assumptions as to the outcome and timing of future events, including, but not limited to, that the anticipated timing for completion of construction of the Velvet-Wood water treatment plant and installation of the dewatering pump will be consistent with the Company’s current expectations. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to diﬀer materially from those implied by such forward-looking statements. Factors that could cause actual results to diﬀer materially from these forward-looking statements include, among other things: the risks and uncertainties relating to exploration and development; the availability of third-party contractors retained by the Company in connection with rehabilitation and construction; the need to comply with environmental and governmental regulations in Canada and the United States; ﬂuctuations in the prices of commodities; operating hazards and risks; competition and other risks and uncertainties and other such factors as are set forth in the Base Shelf Prospectuses and the Prospectus Supplements (including the documents incorporated by reference therein), as well as the management discussion and analysis and other disclosures of risk factors for the Company, ﬁled on SEDAR+ at www.sedarplus.ca. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.